July 22, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Josh Samples

VIA EMAIL AND EDGAR

Re:	Bryn Mawr Bank Corporation
Registration Statement on Form S-4
Filed June 20, 2014
File No. 333-196916

Bryn Mawr Bank Corporation (the “Company”) hereby transmits for filing Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4, File No. 333-196916, filed July 22, 2014 (“Form S-4”).

In addition, this correspondence is being filed via EDGAR by the Company in order to respond to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated July 17, 2014 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 1 to the Form S-4, we have restated and responded to the comments set forth in the Staff’s Comment Letter below. Page numbers refer to the filed copy of Amendment No. 1 to the Form S-4.

Form S-4

General

1. Please confirm, if true, that BMBC and CBH did not exchange financial projections for revenue, income, or income per share. If such projections were exchanged, please include such data for two years in the prospectus.

We have revised the prospectus at page 79 in response to the Staff’s comment. Please note that the Company did not provide financial projections to Continental Bank Holdings, Inc. (“CBH”).

2. Please supplementally provide the staff with any board books prepared for the BMBC or CBH boards of directors in conjunction with the merger.

In response to this comment, BMBC will furnish to the Staff copies of the presentations made to BMBC’s board of directors on April 30, 2014, and CBH will furnish to the Staff copies of the presentations made to CBH’s board of directors on April 30, 2014 in connection with the review and approval by the respective boards of the Agreement and Plan of Merger between the Company and CBH and the presentation of their respective financial advisors’ fairness opinions. In addition, BMBC will be providing supplementally updated materials sent by Keefe Bruyette & Woods (“KBW”) to BMBC on May 5, 2014, and CBH will be providing supplementally additional materials presented to the CBH board by Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) during the process. These presentations are being provided under separate cover pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended. In accordance with such rule, BMBC and CBH will each request that those materials be returned promptly following completion of the Staff’s review thereof.

3. We note that the Company has conducted due diligence on several acquisition candidates since entering into the current definitive merger agreement with CBH. To the extent any additional definitive merger agreements have been reached prior to effectiveness of the registration statement, please include disclosure regarding such agreements in a pre-effective amendment.

To the extent any additional definitive merger agreements are entered into prior to the effectiveness of the registration statement, BMBC will comply with the Staff’s request by including disclosure regarding such agreements in a pre-effective amendment.

Prospectus Cover Page

4. Please disclose the title and aggregate number of securities offered. See Item 501(b)(2) of Regulation S-K.

We have revised the prospectus cover page in response to the Staff’s comment.

Summary

In the Merger, CBH Shareholders Will Have a Right to Receive . . ., page 5

5. Please disclose the outstanding quantity for each of the following: common shares, Series A preferred shares, Series B preferred shares, stock options and warrants.

We have revised the prospectus at page 5 in response to the Staff’s comment.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 7

6. Please revise this section to clearly identify the historical information of Bryn Mawr Bank Corporation, the historical information of Continental Holdings, Inc., the pro forma financial information and the equivalent per share information of the companies in the tables presented.

We have revised the prospectus beginning at page 7 in response to the Staff’s comment.

CBH Shareholders Have Dissenters’ Rights in the Merger, page 11

7. Please outline the procedure shareholders need to follow to perfect their rights under Pennsylvania law.

We have revised the prospectus at page 11 in response to the Staff’s comment.

Unaudited Pro Forma Combined Income Statement, page 20

8. You disclose total interest income of $86,408 for the quarter ended March 31, 2014 instead of the total interest income of $26,408 that is derived from adding up the three components that comprise total interest income. Please revise the total interest income in your pro forma combined income statement.

We have revised the prospectus at page 21 in response to the Staff’s comment.

BMBC Special Meeting

Record Date of BMBC Special Meeting, page 38

9. Please include a placeholder for the number of BMBC common shares outstanding as of the record date as required by Item 6 of Schedule 14A. Make corresponding revisions to the CBH special meeting disclosure on page 40.

We have revised the prospectus at pages 39 and 41 in response to the Staff’s comment.

The Merger

CBH’s Reasons for the Merger; Recommendation of CBH’s Board of Directors

Miscellaneous, page 56

10. Please disclose the aggregate compensation Sandler O’Neill has received from BMBC and CBH for all services, including broker dealer services, provided over the last two years as required by Section 1015(b)(4) of Regulation M-A. Please include similar disclosure for KBW on page 68.

In response to the Staff’s comment, we have revised the prospectus at pages 57 and 69 to disclose the aggregate compensation received by Sandler O’Neill and KBW from BMBC and CBH for all services provided over the last two years.

Interests of CBH’s Directors and Executive Officers in the Merger, page 70

11. Please include each of the interests discussed in this section as a bullet point under the related “Summary” discussion on page 10. Please also include here and in the summary the aggregate compensation that each individual will receive as a result of the merger.

We have revised the prospectus beginning at pages 10 and 71 in response to the Staff’s comment.

United States federal Income Tax Consequences..., page 92

12. Please revise the first sentence to delete “certain.” Please also revise the first sentence of the second paragraph to indicate that the description includes all material tax consequences. This comment also applies the first sentence of Exhibit 8.1 and numbered paragraph “3” of Exhibit 8.1.

The prospectus at page 95, as well as Exhibits 8.1 and 8.2, have been revised in response to the Staff’s comment.

13. In the second sentence of the third paragraph, please clarify that counsel is only relying on factual representations.

We have revised the prospectus at page 95 in response to the Staff’s comment.

Exhibit 8.1

14. In the second from last paragraph, delete subsection “ii.” Either include the entire opinion in Exhibit 8.1 or indicate that you are adopting the discussion in the prospectus as your opinion.

Exhibits 8.1 and 8.2 have been revised in response to the Staff’s comment.

BMBC’s Form 10-K for the Year Ended December 31, 2013

Security Ownership of Certain Beneficial Owners and Management, page 9 Incorporated from the Definitive Proxy Statement filed April 2, 2014

15. We note that, despite being listed as a named executive officer on page 8, Mr. Halberstadt’s beneficial ownership information is not included. Please tell us and revise future filings to include such information.

In response to the Staff’s comment, please note that Mr. Halberstadt, while an executive officer of BMBC, is not a (i) director, (ii) director nominee, or (iii) named executive officer as defined by Item 402(a)(3) of Regulation S-K.1 Therefore, Mr. Halberstadt’s beneficial ownership information was included in the row labeled “All Directors and Executive Officers as a Group,” but was not separately identified in the beneficial ownership table. BMBC believes this satisfies the disclosure requirements with respect to Mr. Halberstadt’s securities ownership under Item 403(b) of Regulation S-K.

[1]	Specific reference is made to the text of Item 403(b) of Regulation S-K, the relevant portion of which is set forth below:

“Furnish the following information… as to each class of equity securities of the registrant... beneficially owned by [i] all directors and nominees, naming them, [ii] each of the named executive officers as defined in Item 402(a)(3) (§229.402(a)(3)), and [iii] directors and executive officers of the registrant as a group, without naming them….”

Executive Compensation, page 36

Incorporated from the Definitive Proxy Statement filed April 2, 2014

16. Please tell us and revise future filings to itemize “All Other Compensation” received by your executive officers as required by Instruction 3 to Item 402(c)(ix) of Regulation S-K.

In response to the staff’s comment, BMBC will revise in future filings the footnote to the “All Other Compensation” column of the Summary Compensation Table to itemize and quantify any item reported for a named executive officer that is required to be disclosed in accordance with paragraph (c)(2)(ix) of Item 402 of Regulation S-K and the related instructions. As applied to BMBC’s Definitive Proxy Statement filed April 2, 2014 (the “2014 Proxy Statement”), footnote (5) would be revised to read as follows (the redlining marks changes against footnote (5) as furnished in the 2014 Proxy Statement):

(5)	The amount shown in this column for each named executive officer includes our matching and discretionary contributions under our 401(k) Plan, our contributions to life, health, dental and disability insurance benefits and flex benefits, and accrued but unpaid dividends relating to the Performance Awards. See the section titled “401(k) Plan” beginning at page 42 below for additional information. This column also includes the dividends accrued on the Performance Stock Awards granted in August, 2011, 2012 and 2013. The dividends will be paid at vesting (subject to vesting requirements) of the awards in 2014, 2015 and 2016, respectively. For 2013, accrued dividends were as follows: $20,431 for Mr. Peters; $10,350 for Mr. Smith; $10,350 for Ms. Gers; $10,350 for Mr. Keefer; and $19,083 for Mr. Leto.

Please note that no other item reported for a named executive officer of BMBC in the “All Other Compensation” column of the 2014 Proxy Statement was required to be itemized or quantified by footnote since (i) any item that was not a perquisite or personal benefit did not, per Instruction 3, exceed $10,000 in value, and (ii) any item that was a perquisite or personal benefit did not, per Instruction 4, exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer.2 BMBC notes that, since the total value of all perquisites and personal benefits was greater than $10,000 for each named executive officer, all perquisites and personal benefits received by the named executive officers that were less than $25,000 in value were identified by type in footnote (5). For purposes of clarity, please note that each of the named executive officers received exactly the same types of perquisites and personal benefits.

[2]	Specific reference is made to Instruction 3 and Instruction 4 of Item 402(c)(2)(ix) of Regulation S-K, the relevant portions of which are set forth below:

Instruction 3: “Any item reported for a named executive officer pursuant to paragraph (c)(2)(ix) of this Item that is not a perquisite or personal benefit and whose value exceeds $10,000 must be identified and quantified in a footnote to column (i)….”

Instruction 4: “If the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type. If perquisites and personal benefits are required to be reported for a named executive officer pursuant to this rule, then each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer must be quantified and disclosed in a footnote.”

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience.

BRYN MAWR BANK CORPORATION

By:	/s/ Frederick C. Peters II
Name: Frederick C. Peters II
Title: Chairman and Chief Executive Officer